5/18/07

SECU  MISSION

07007859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 1303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING [illegible]
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Miller Johnson Steichen Kinnard Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 18 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/22


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Miller Johnson Steichen Kinnard, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of **Miller Johnson Steichen Kinnard, Inc.** (MJSK) as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of MJSK's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MJSK's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Johnson Steichen Kinnard, Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
March 29, 2007

5601 Green Valley Dr., Ste. 700 | Minneapolis, Minnesota 55437-1145 | Phone 952.944.6166 | Fax 952.944.8496 | EOE

Miller Johnson Steichen Kinnard, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 8,217,100
Trading securities owned, at market	14,000
Deposit at clearing organizations	2,009,100
Receivable from brokers	221,100
Prepaid Expenses	131,200
	-
Total assets	$ 10,592,500
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 26,200
Trading securities sold but not yet purchased, at market	15,400
Dividend payable to parent	4,180,000
Other liabilities	1,741,400
Total liabilities	5,963,000
Stockholder's equity:	
Common stock, $.01 par value:	
Authorized shares: 100,000, issued and outstanding shares – 1,000	10
Additional paid-in capital	87,570,300
Accumulated deficit	(82,940,800)
Total stockholder's equity	4,629,500
Total liabilities and stockholder's equity	$ 10,592,500

See accompanying notes.

END